July 25, 2008

VIA EDGAR

Mr. Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hospitality Properties Trust
Form 10-K for the year ended December 31, 2007 (the “Filing”)
File No. 1-11527

Dear Mr. Telewicz:

We are in receipt of your comment letter dated July 17, 2008, regarding the above referenced filing.  The response below provides the supplemental information you requested.  For your convenience, your original comment appears in bold text, followed by our response.

Form 10-K for the year ended December 31, 2007

Financial Statements

8. Acquisitions, Page F-15

1.              We have considered your response to our prior comment 3 and the related amendment to your form 10-K. It does not appear that your amended Form 10-K includes Item 15 and any other related Items in their entirety. Please revise your Form 10-K/A to fully comply with our previously issued comment. Furthermore, we are unable to agree with your current position in which you believe that you are not required to provide unaudited summary financial information for TA in your future interim filings. Where a registrant has an asset concentration whereby properties are net leased to a single tenant and the properties leased to that tenant represent more than 20% of the registrant’s assets as of its most recent audited balance sheet data, the staff believes that the financial statements of that tenant should be include in the Registrant’s Form 10-K (summarized financial information is acceptable in lieu of the financial statements where the tenant is a public reporting company and the registrant discloses this fact) as well as summarized interim period financial information should be provided (similar to that provided under Rule 3-09 in interim reports, as applicable).  Please confirm that you will include unaudited financial information for TA in your future filings.

On July 25, 2008, we filed a Form 10-K/A for the year ended December 31, 2007 that included Item 15 and other related Items in their entirety and filed a Form 10-Q/A for the quarterly period ended March 31, 2008 that included the requested summary financial information for TA. We also included additional rent coverage information for TA. We will include the requested information for TA in future Form 10-K and Form 10-Q filings covering periods in which the properties leased to TA consist of more than 20% of our assets as of our most recent audited balance sheet.

In connection with our responses above, we acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust